Contact

www.linkedin.com/in/kristin-nuckols (LinkedIn)
calendly.com/imagorehab/introcall (Other)

Top Skills

Training & Development
Assistive Technology
Program Development

Languages

English

Certifications

National Board for Certification in Occupational Therapy NBCOT

Publications

Sensing and Control of a Multi-Joint Soft Wearable Robot for Upper-Limb Assistance and Rehabilitation

Strategies for integration of high-tech and low-tech options for maximal functional outcomes in neurologic rehabilitation

Y. M. Zhou, et al., “Soft Robotic Glove with Integrated Sensing for Intuitive Grasping Assistance Post Spinal Cord Injury

Combining soft robotics and telerehabilitation for improving motor function after stroke.

C. O'Neill, et al., “Inflatable soft wearable robot for reducing therapist fatigue during upper extremity rehabilitation in severe stroke,”

Kristin Nuckols

Startup Co-Founder | Occupational Therapist | Digital Health | Determined to impact and improve the lives of stroke survivors with clinical excellence and innovation

Lowell, Massachusetts, United States

Summary

2024 Winner of the Innovation Award from the National Board for Certification in Occupational Therapy. Cofounder and Chief Clinical Officer of Imago Rehab. An occupational therapist for 17 years, she led stroke-specialty teams in the hospital setting, then worked as a Harvard Bioengineering researcher on patented soft robotic wearable technology now owned by Imago Rehab. Her post-professional doctoral thesis is the basis for Imago's proprietary clinical protocol, allowing our therapists to achieve 5X+ motor and functional gains in the chronic stroke population compared to traditional in-person care, all done from the comforts of our patients' homes.

Experience

Imago Rehab

Co-Founder & Chief Clinical Officer
2021 - Present (3 years)
Boston, Massachusetts, United States

Harvard University

Research Occupational Therapist
May 2020 - July 2021 (1 year 3 months)

Wyss Institute for Biologically Inspired Engineering

Occupational Therapist
January 2018 - May 2020 (2 years 5 months)
Cambridge, MA

Steps for Recovery

Lead Occupational Therapist
January 2014 - July 2017 (3 years 7 months)

Sheltering Arms Physical Rehabilitation Center
Occupational Therapist
January 2008 - October 2013 (5 years 10 months)

_____

Education

Boston University
Post-Professional Occupational Therapy Doctorate, Occupational Therapy/
Therapist

James Madison University
Master of Occupational Therapy, Occupational Therapy/
Therapist · (2002 - 2007)